CUSIP No.	Not Applicable	Page	13	of	13 Pages
AGREEMENT OF JOINT FILING
     The parties listed below agree that the Amendment No. 17 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: January 19, 2007

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/BETHESDA HOLDINGS, INC.

AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

ACQUISITION LIMITED PARTNERSHIP

ORP ACQUISITION, INC.

OXFORD REALTY FINANCIAL GROUP, INC.

ORP ACQUISITION PARTNERS, L.P.

By:	/s/ Martha L. Long
Senior Vice President
of each of the foregoing entities